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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Management Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Ferri 617-760-7306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2012
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eugene Ferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Management Advisers, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROY P. ROSSI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 6, 2018

Eugene Ferri
Signature

Treasurer
Title

Roy P. Rossi
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wellington Management Advisers, Inc.

(A wholly-owned subsidiary of Wellington Management Company, LLP)
Statement of Financial Condition
December 31, 2011

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Wellington Management Advisers, Inc.

(A wholly-owned subsidiary of Wellington Management Company, LLP)
Statement of Financial Condition
December 31, 2011

Wellington Management Advisers, Inc.
Index to Statement of Financial Condition
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
Wellington Management Advisers, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wellington Management Advisers, Inc. (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2012

Wellington Management Advisers, Inc.
Statement of Financial Condition

	December 31, 2011
Assets	
Current assets:	
Cash and cash equivalents	$ 2,145,439
Receivables from parent	101,755
Other current assets	7,500
Total current assets	2,254,694
Fixed assets, net of accumulated depreciation	23,532
Total assets	$ 2,278,226
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 7,873
Accrued income taxes payable	58,504
Total liabilities	66,377
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	211,849
Total shareholder's equity	2,211,849
Total liabilities and shareholder's equity	$ 2,278,226

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Wellington Management Advisers, Inc. ("WMA") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Company, LLP ("WMC"), an investment advisor registered with the United States Securities and Exchange Commission ("SEC"). WMC offers investment management services to institutional clients. WMA was approved to commence operations as a broker-dealer, effective August 6, 2010, pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WMA is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WMA has a limited scope of business acting solely as an introducing broker-dealer to facilitate the introduction of WMC sponsored common trust funds and sponsored hedge funds ("Sponsored Private Funds").

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Events or transactions occurring after the period end date through the date the financial statements were issued, February 17, 2012, have been evaluated in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with a bank and are stated at cost, which approximates fair value.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

Income Taxes

WMA files state and federal income tax returns. WMA provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from affiliates, accounts payable and accrued liabilities.

Credit Risk

WMA maintains several non interest bearing cash and cash equivalent accounts at two financial institutions, which may have credit risk. WMA has not experienced any losses in these accounts to date. WMA attempts to minimize this risk by contracting with financial institutions with high credit standings.

3. Fixed Assets

Fixed Assets at December 31, 2011 consist of:

Equipment	$47,064
Less - accumulated depreciation	(23,532)
	$ 23,532

4. Related Party Transactions-Services Agreement

Under the Inter-Company Services Agreement ("Services Agreement"), WMA provides services to WMC by introducing U.S. prospects and clients to WMC's investment management capabilities by offering interests in the Sponsored Private Funds. In consideration of such services, WMC pays WMA a Service Agreement Fee in an amount equal to one hundred and five percent (105%) of WMA's operating expenses.

As part of the Services Agreement, WMC agrees to make available to WMA the services of certain of its officers and employees required by WMA in the conduct of its business as well as office space, equipment, administrative and support services.

WMA has a receivable from WMC under the Services Agreement of $101,755 at December 31, 2011. Under the terms of the Services Agreement, the Right of Offset exists between WMA and WMC and effectively allows for the offsetting of receivables and payables between WMA and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the books of WMA.

5. Shareholder's Equity

WMC made an initial capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital in 2010. No capital contributions were made in 2011.

6. Net Capital Requirements

WMA is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2011, WMA had net capital for this purpose of $2,079,062 which was $2,074,062 in excess of its minimum net capital requirement of $5,000. WMA's ratio of aggregate indebtedness to net capital complied with the required limit and was .03 to 1, or 3%, at December 31, 2011.

7. Exemption from Rule 15c3-3

WMA does not carry customer accounts or otherwise hold customer funds. Accordingly, WMA is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2) thereof.

8. Contingencies

In the ordinary course of business, WMA is subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, WMA is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WMA may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

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